UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes free translation of a material event sent to the Chilean SVS regarding issuance of Notes due 2020.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Santiago, April 21, 2010

Mr. Fernando Coloma C.
Superintendent
Securities and Insurance Superintendency
Avda. Libertador Bernardo O’Higgins 1449
Santiago

MATERIAL EVENT

Dear Mr. Superintendent:

We hereby inform you that Sociedad Química y Minera de Chile S.A. issued today, in international markets, U.S.$250 million aggregate principal amount of 5.50% Notes due 2020, which will be used to refinance existing debt.

We hereby inform the above as a material event in compliance with articles 9 and 10 of Law N°18.045 and in the Rule of General Character Nº30 in compliance with the indications that the Superintendency set forth.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Sincerely,

Sociedad Química y Minera de Chile S.A.

Conf: /s/ Patricio de Solminihac T.
Patricio de Solminihac T.
Executive Vice President and Chief Operating Officer

CC:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.
Ricardo Ramos R.
Chief Financial Officer

Date: April 21, 2010